
05005708

82-2441

KELSO TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2004

(unaudited – see Notice to Reader)

Steingarten Schechter & Co.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51 – 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim financial statements for the three months ended November 30, 2004.

Steingarten Schechter & Co.
An Independent Member Of Baker Tilly International
Chartered Accountants
800 - 650 West Georgia Street, P.O. Box 11588, Vancouver, British Columbia V6B 4N8 Phone: (604) 606-1588 Fax: (604) 633-1606
1600 - 220 Portage Avenue, Winnipeg, Manitoba R3C 0A5 Phone: (204) 956-1011 Fax:(204) 949-1411

NOTICE TO READER

We have compiled the Balance Sheet of KELSO TECHNOLOGIES INC. as at November 30, 2004 and the Statements of Operations and Deficit and Cash Flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these financial statements may not be appropriate for their purposes.

Steingarten Schechter & Co.
Chartered Accountants

January 21, 2005
Vancouver, British Columbia

KELSO TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEET

(unaudited – see Notice to Reader)

	November 30, 2004	August 31, 2004
ASSETS		
Current:		
Cash	$ 57,408	$ 76,345
Prepaid expense	5,475	-
	$ 62,883	$ 76,345
Equipment, at cost less accumulated amortization of $25,288 (August 31, 2004 - $23,781)	10,078	11,585
	$ 72,961	$ 87,930
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 19,121	$ 40,508
Funds advanced for share subscription	-	58,290
	$ 19,121	$ 98,798
SHAREHOLDERS' EQUITY (DEFICIT)		
Share Capital:		
Authorized:		
100,000,000 common shares, without par value		
100,000,000 Class "A" preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" convertible, voting, preference shares, Series I		
Issued and fully paid:		
43,164,962 common shares (August 31, 2004 – 41,597,932)	$ 6,853,008	$ 6,662,600
62,650 Class "A" convertible preference shares, Series I (August 31, 2004 – 62,650)	62,650	62,650
	$ 6,915,658	$ 6,725,250
Contributed surplus	92,830	97,852
Deficit (page 4)	(6,954,648)	(6,833,970)
	$ 53,840	$ (10,868)
	$ 72,961	$ 87,930

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited – see Notice to Reader)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003
Revenue	$ -	$ -
Expenses:		
Accounting and legal	$ 13,293	$ 37,898
Advertising	181	188
Amortization	1,507	519
Automobile	2,102	1,981
Bank charges and interest	211	159
Consulting	13,000	57,675
License and fees	8,552	2,239
Management fees	33,000	33,000
Office	6,148	10,646
Rent	2,527	2,527
Telephone	1,067	1,439
Travel and promotion	2,192	9,518
	$ 83,780	$ 157,789
Loss before the undernoted	$ (83,780)	$ (157,789)
Interest income	196	127
Research and development costs	(42,116)	(4,903)
Stock-based compensation	5,022	-
Net loss for the period	$ (120,678)	$ (162,565)
Basic and diluted loss per share	$ (0.00)	$ (0.00)
Weighted average number of shares	43,024,715	35,747,029

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF DEFICIT

(unaudited – see Notice to Reader)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003
Deficit, beginning of period, as previously reported	$ (6,833,970)	$ (6,101,730)
Retroactive adjustment for stock-based compensation	-	(49,037)
Deficit, beginning of year, as restated	$ (6,833,970)	$ (6,150,767)
Net loss for the year (page 3)	(120,678)	(162,565)
Deficit, end of year	$ (6,954,648)	$ (6,313,332)

KELSO TECHNOLOGIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited – see Notice to Reader)

	Three Months Ended November 30, 2004	Three Months Ended November 30, 2003
Cash flows from (used in) operating activities		
Net loss for the period (page 3)	$ (120,678)	$ (162,565)
Add (deduct): items not affecting cash		
- amortization	1,507	519
- stock-based compensation	(5,022)	-
	$ (124,193)	$ (162,046)
Changes in other non-cash working capital		
Prepaid expenses	(5,475)	-
Goods and Services Tax receivable	-	(404)
Accounts payable and accrued liabilities	(21,387)	(32,162)
	$ (151,055)	$ (194,612)
Cash flows from financing activities		
Funds advanced for share subscription	$ -	$ 24,277
Issuance of common shares	132,118	261,212
	$ 132,118	$ 285,489
Increase (decrease) in cash during the period	$ (18,937)	$ 90,877
Cash, beginning of period	76,345	128,627
Cash, end of period	$ 57,408	$ 219,504

KELSO TECHNOLOGIES INC.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2004

(unaudited – see Notice to Reader)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 SRV Pressure Relief Valve required by the Association of American Railroads and is in the final stages towards commercialization.

The JS75 SRV Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

These interim financial statements should read in conjunction with the financial statements of the company's most recently completed year ended August 31, 2004. These statements do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2004 financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations.

3. EQUIPMENT

			Net Carrying Amount	
	Cost	Accumulated Amortization	November 30, 2004	August 31, 2004
Office equipment	$ 10,956	$ 8,173	$ 2,783	$ 2,930
Computer equipment	24,410	17,115	7,295	8,655
	$ 35,366	$ 25,288	$ 10,078	$ 11,585

continued. . .

4. SHARE CAPITAL

Issued and fully paid:

a) Common shares:

	November 30, 2004		August 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	41,597,932	$6,662,600	35,853,925	$6,014,168
Issued during period:				
- for cash	749,000	108,605	2,608,997	289,025
- for exercise of share purchase warrants	818,030	81,803	2,221,010	229,101
- for exercise of stock options	-	-	914,000	130,306
Balance, end of period	43,164,962	$6,853,008	41,597,932	$6,662,600

b) Escrowed shares:

618,750 common shares issued at $0.01 per share are held in escrow subject to release upon approval by regulatory authorities.

c) Class "A" convertible, voting, preference shares, Series I:

	November 30, 2004		August 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning and end of period	62,650	$ 62,650	62,650	$ 62,650

d) Stock Options:

As at November 30, 2004, the following stock options are outstanding:

Number of Options	Exercise Price	Expiry
810,295	$0.10	March 3, 2005
56,647	$0.10	April 18, 2005
278,100	$0.10	October 6, 2005
98,257	$0.10	November 22,2006
575,875	$0.10	September 4, 2007
206,071	$0.10	November 4, 2007
238,500	$0.10	March 28, 2008
1,271,422	$0.10	December 29, 2008

continued. . .

d) Stock Options, continued:

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2004	3,735,797	$ 0.10
Options granted	-	0.10
Options cancelled	(200,000)	0.10
Balance November 30, 2004	3,535,797	$ 0.10

e) Stock-Based Compensation:

The company applies the fair value method of accounting for stock-based compensation awards. During the period, stock-based compensation expense and contributed surplus were reduced by $5,022 for cancellation of stock options.

f) Share Purchase Warrants:

The following share purchase warrants are outstanding at November 30, 2004:

Number of Shares	Exercise Price	Expiry Date
143,750	$0.23	January 5, 2005
74,832	$0.345	January 5, 2005
19,000	$0.2875	January 10, 2005
10,333	$0.345	January 10, 2005
38,750	$0.23	April 3, 2005
834,088	$0.15	May 21, 2005
187,500	$0.16	July 2, 2005
1,333,301	$0.11	September 4, 2005
75,000	$0.11	September 28, 2005
797,728	$0.14	December 23, 2005
402,968	$0.20	June 4, 2006
749,000	$0.17	September 9, 2006

During the period, 749,000 share purchase warrants were granted, 818,030 share purchase warrants were exercised and 29,300 share purchase warrants were forfeited or expired.

continued. . .

6. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the three months ended November 30, 2004:

Automobile	$	1,950
Consulting	$	5,000
Legal	$	2,034
Management fees	$	33,000
Rent	$	2,527
Research and development costs	$	25,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $11,000 due to related parties.

7. SUBSEQUENT EVENTS

Subsequent to November 30, 2004, the following occurred:

a) 187,500 common shares were issued for the exercise of share purchase warrants.

b) 28,900 preference shares with paid up capital of $28,900 were converted into 82,565 common shares.

c) The company and Union Tank Car Company, along with its affiliate, McKenzie Valve and Machining Company, entered into a five year joint marketing and development agreement to manufacture and market the company's patented JS75 SRV line of pressure relief valves.

KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Three Months Ended November 30, 2004

Description of Business

The Company is in the process of developing various types of pressure relief valves that are initially designed to be installed on railroad tank cars. The Kelso JS75 SRV is Kelso's first patented pressure relief valve that is an external valve which has specific advantages over the current class of internal pressure relief valves.

The JS75 SRV falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products including the JS75 SRV to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install a JS75 SRV on thirty tank cars. Under a signed Agreement dated September 5, 2001, with Terra International, Inc., Kelso concluded installing all thirty Kelso JS75 SRV valves on their leased Union Tank cars as of March 15, 2002. Those cars traveled throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars accumulated approximately 4 million miles. The AAR required mileage for the service trial cars was only 275,000 miles. Thereby Kelso substantially exceeded the AAR requirements. In January of 2004, Kelso met with an AAR Observer at an independent AAR certified railroad repair facility and conducted the required AAR teardown of five Kelso JS75 SRV valves that were in the service trial. Once the successful teardown was completed, Kelso submitted a package to the Director of the AAR Tank Car Committee for the committee's review and approval. On February 23, 2004, Kelso announced that the AAR had given approval for the Kelso JS75 SRV Pressure Relief Valve to be used on 75 pound general purpose tank cars carrying hazardous commodities. Kelso now has the ability to sell its valve on all 75 pound general purpose tank cars traveling throughout North America carrying both hazardous and non-hazardous commodities. The approval also ended the two years AAR Service Trial.

On May 27, 2004, Kelso announced that it was now engaged in significant, in-depth discussions with a major company (s) that will assist Kelso in entering the commercial phase of its JS75 SRV Pressure Relief Valve in regards to the rail industry.

On September 8, 2004 Kelso announced it was sending a Draft Agreement to its legal council for review. Kelso wanted clarification of some of the terms in the Draft Agreement and felt the negotiations had been progressing in a very positive fashion.

On September 13, 2004 Kelso announced it had closed its private placement in the amount of $94,105.00.

On October 5, 2004 Kelso announced it had clarification on some of the issues and felt only a few items remained to finalize an Agreement between the parties.

December 29, 2004 Kelso announced it anticipated a final Agreement to be signed during early January. A major step towards the process of commercializing its JS75 SRV Pressure Relief Valve.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

During the three months ended November 30, 2004, the company had no revenues and incurred $120, 678 in general and administrative expenses. The major expenditures during the period were as follows:

Accounting and legal	$	13,293
Consulting	$	13,000
Management fees	$	33,000
Research and development costs	$	42,116

Related Party Transactions

The following summarizes the company's related party transactions for the period:

Automobile	$	1,950
Consulting	$	5,000
Legal	$	2,034
Management fees	$	33,000
Rent	$	2,527
Research and development costs	$	25,000

Included in accounts payable is $11,000 owing to a related party.

Subsequent Events

On January 10, 2005 Kelso announced it had signed a Marketing and Development Agreement with one of the world's largest tank car Lessors and manufacturers. Kelso had signed an Agreement with Union Tank Car Company and McKenzie Valve and Machining Company. Union along with their wholly owned Canadian affiliate, Procor Limited, leases approximately 85,000 cars throughout North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union and Procor clients are potential customers for Kelso when it comes to selling the Kelso JS SRV line of pressure relief valves.

McKenzie will be the exclusive North American manufacturer of the Kelso JS SRV line of pressure relief valves.

The Agreement is the second biggest event next to the invention of the JS75 SRV valve. With Union's 110 plus years of being in the rail industry, their marketing expertise shall be a major asset in assisting Kelso as Kelso enters sales. Kelso anticipates sales shall begin this coming summer once McKenzie has their tooling in place and their castings from China.

If you have any questions, please feel free to contact Kelso at 1-604-878-7600 or 1-866-535-7685 (Toll Free).

Kelso thanks you...

Stephen L. Grossman, President and CEO
Kelso Technologies Inc.